                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on June 22, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: June 22, 2009
                                                By: /s/ Ety Sabach
                                                -----------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                       G. WILLI-FOOD INTERNATIONAL LIMITED

                       TENDER OFFER FOR GOLD FROST SHARES

YAVNE, ISRAEL - JUNE 22, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), announces that it has today commenced a tender offer to purchase from the holders of shares and/or depositary interests of Gold
Frost Ltd. ("GOLD FROST") all of the issued and outstanding share capital of
Gold Frost not already held by G. Willi Food for a price of 7 pence per share or per depositary interest in cash.

Gold Frost was admitted to the AIM market of the London Stock Exchange ("AIM")
on 9 March 2006. On 28 May 2008, following a resolution of the shareholders of
Gold Frost, the AIM admission was cancelled. As stated in the admission document relating to the admission of Gold Frost to AIM, transactions in Gold Frost shares and depositary interests are not subject to the provisions of the UK
Takeover Code and accordingly the protections provided to shareholders under the
UK Takeover Code are not available to holders of Gold Frost shares and depositary interests.

The tender offer is subject to the condition that the number of shares and depositary interests duly tendered constitute, upon expiration of the Offer
Period (as defined below) and together with the shares held by Willi Food at such time, more than 95 per cent of the issued and outstanding share capital of
Gold Frost. Willi Food currently holds approximately 89.99 per cent of the issued and outstanding share capital of Gold Frost. If the tender offer is completed, Willi Food expects to pay an aggregate amount of approximately
(pound)370,430 for all the shares and depositary interests (including those not tendered in the tender offer).

The tender offer will expire on July 22, 2009, at 3:00 pm London time (the
"OFFER PERIOD"). If upon expiration of the Offer Period the number of Gold Frost shares and depositary interests tendered pursuant to the tender offer, together with the Gold Frost shares and depositary interests held by Willi Food, exceeds
95 per cent of Gold Frost's issued and outstanding share capital, Willi Food will purchase all of the issued and outstanding Gold Frost shares and depositary interests currently not owned by it (including those not tendered in the tender offer) at the tender offer price. If upon expiration of the Offer Period Willi
Food will hold 95 per cent or less of the issued and outstanding share capital of Gold Frost, the offer will be null and void, and Willi Food will not purchase any of the tendered Gold Frost shares or depositary interests.

COMPANY CONTACT:
G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND
RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.